UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2003

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b):

Not Applicable

INDEX TO EXHIBITS

Item

1.	Form 6k dated October 31, 2003 along with the half-yearly audited financial results and the press release.

ITEM 1

ICICI Bank Limited
Registered Office: Landmark, Race Course Circle, Alkapuri, Vadodara - 390 007
Corporate Office: ICICI Bank Towers, Bandra-Kurla Complex, Bandra (East), Mumbai 400 051.
Web site: http://www.icicibank.com Electronic mail: info@icicibank.com

AUDITED FINANCIAL RESULTS

(Rs. in crore)

		Quarter ended		Half year ended		Year ended
Sr. No.	Particulars	Sept. 30, 2003	Sept. 30, 2002	Sept. 30, 2003	Sept. 30, 2002	March 31, 2003

1	Interest earned (a)+(b)+(c)+(d)	2,188.50	2,279.78	4,444.56	4,675.33	9,368.05
	a) Interest/discount on advances/bills	1,477.88	1,469.83	3,046.73	2,937.93	6,016.24
	b) Income on investments	658.53	741.15	1,259.29	1,546.33	2,910.44
	c) Interest on balances with Reserve Bank of India and other interbank funds	33.56	46.53	85.67	160.29	235.57
	d) Others	18.53	22.27	52.87	30.78	205.80
2	Other income	862.21	1,722.51	1,506.02	2,181.58	3,158.83
	A) TOTAL INCOME (1) + (2)	3,050.71	4,002.29	5,950.58	6,856.91	12,526.88
3	Interest expended	1,738.32	1,972.73	3,578.53	4,032.19	7,944.00
4	Operating expenses (e) + (f) + (g)	641.37	481.71	1,235.27	924.30	2,011.69
	e) Payments to and provisions for employees	124.83	96.62	244.25	185.92	403.02
	f) Direct Marketing Agency expenses	69.49	38.44	127.40	51.38	162.31
	g) Other operating expenses	447.05	346.65	863.62	687.00	1446.36
	B) TOTAL EXPENDITURE (3)+ (4) (excluding provisions and contingencies)	2,379.69	2,454.44	4,813.80	4,956.49	9,955.69
	OPERATING PROFIT
5	(A-B)
	(Profit before Provisions and Contingencies)	671.02	1,547.85	1,136.78	1,900.42	2,571.19
6	Other provisions and contingencies	218.23	1,734.21	303.24	1,805.22	1,790.80
7	Provision for taxes
	a) Current period tax	64.10	38.34	118.84	61.00	216.80
	b) Deferred tax adjustment	(12.71)	(510.00)	(26.90)	(504.00)	(642.59)
8	Net Profit (5-6-7)	401.40	285.30	741.60	538.20	1,206.18
9	Paid-up equity share capital (face value Rs. 10)	613.36	612.55	613.36	612.55	612.66
10	Reserves excluding revaluation reserves	7,069.31	6,170.61	7,069.31	6,170.61	6,320.65
11	Analytical ratios
	(i) Percentage of shares held by Government of India	--	--	--	--	--
	(ii) Capital adequacy ratio	11.15%	12.32%	11.15%	12.32%	11.10%
	(iii) Earnings per share for the period (not annualised
	for quarter/half year) (in Rs.) (Basic)	6.55	4.65	12.10	8.78	19.68
	(iv) Earnings per share for the period (not annualised
	for quarter/ half year) (in Rs.) (Diluted)	6.52	4.65	12.05	8.78	19.65
12	Aggregate of non-promoter shareholding
	• No. of shares	613,425,469	613,031,404	613,425,469	613,031,404	613,034,404
	• Percentage of shareholding	100	100	100	100	100
13	Deposits	56,879.67	35,947.41	56,879.67	35,947.41	48,169.31
14	Advances	54,127.32	48,886.59	54,127.32	48,886.59	53,279.41
15	Total assets	112,024.36	99,680.22	112,024.36	99,680.22	106,811.97

Notes

1.	The financials have been prepared in accordance with Accounting Standard 25 on “Interim Financial Reporting”.
2.	In accordance with the treatment approved by Reserve Bank of India, the payments aggregating to Rs. 189.52 crore to optees of Early Retirement Option (ERO) Scheme (net of tax benefits) are being amortised over a period of five years commencing August 1, 2003. Hence, the accounting treatment as prescribed by Accounting Standard 26 on ‘Intangible Assets’ and the clarification thereof that requires such expenses to be charged off to revenue as incurred has not been adopted by the Bank. During the period, an amount of Rs. 6.66 crore has been charged to revenue towards amortisation of ERO Scheme expenditure.
3.	The Board has decided to appropriate Rs 135 crore to Investment Fluctuation Reserve required by RBI at year end, since appropriation of Net Profit is made only at year end to various reserve accounts.
4.	Other Income for previous year/periods includes a gain of Rs. 1,191 crore realised in Q2 2002-03 on sale of equity shares of the Bank held by a trust, which were transferred to it by erstwhile ICICI Limited in accordance with the scheme of amalgamation.
5.	Provisions for previous year/periods include accelerated / additional provision.
6.	The segment information is based on the segments identified post merger of ICICI Limited with the Bank.
7.	Status of equity investors’ complaints for the quarter

Opening Balance	Additions	Disposals	Closing Balance
27	106	119	14

8.	Transamerica Apple Distribution Finance Private Limited (TADFPL) has become a 100% subsidiary of ICICI Bank Limited with effect from May 7, 2003. TADFPL has been renamed as ICICI Distribution Finance Private Limited with effect from June 3, 2003.
9.	ICICI Bank Canada was incorporated as a 100% subsidiary of ICICI Bank Limited on September 12, 2003.
10.	Previous period figures have been regrouped/reclassified where necessary to conform to current period classification.

The above financial results have been taken on record by the Board of Directors at its meeting held on October 31, 2003.

Place: Mumbai Date: October 31, 2003	Kalpana Morparia Executive Director

CONSOLIDATED AUDITED FINANCIAL RESULTS OF
ICICI BANK LIMITED AND ITS SUBSIDIARIES

(Rs. in crore)

		Quarter ended		Half year ended		Year ended
Sr. No.	Particulars	Sept. 30, 2003	Sept. 30, 2002	Sept. 30, 2003	Sept. 30, 2002	March 31, 2003

1	Interest earned (a)+(b)+(c)+(d)	2,276.25	2,353.25	4,621.03	4,813.80	9,690.82
	a) Interest/discount on advances/bills	1,508.52	1,505.49	3,103.38	3,008.47	6,162.82
	b) Income on investments	719.04	778.74	1,382.11	1,613.51	3,088.99
	c) Interest on balances with Reserve Bank of India and other interbank funds	33.77	46.26	86.76	160.55	236.89
	d) Others	14.92	22.76	48.78	31.27	202.12
2	Other income	1,095.40	1785.86	1,963.28	2,339.30	3,714.95
	A) TOTAL INCOME (1) + (2)	3,371.65	4,139.11	6,584.31	7,153.10	13,405.77
3	Interest expended	1,767.83	2,023.16	3,648.32	4,127.58	8,126.79
4	Operating expenses (e) + (f)	935.66	628.93	1,773.44	1,188.11	2,748.25
	e) Payments to and provisions for employees	150.46	121.02	300.31	234.77	489.46
	f) Other operating expenses	785.20	507.91	1,473.13	953.34	2,258.79
	B) TOTAL EXPENDITURE (3)+ (4)
	(Excluding provisions and contingencies)	2,703.49	2,652.09	5,421.76	5315.69	10,875.04
5	OPERATING PROFIT (A-B) (Profit before Provisions and Contingencies)	668.16	1487.02	1,162.55	1,837.41	2,530.73
6	Other provisions and contingencies	239.93	1667.72	326.33	1741.52	1,733.07
7	Provision for taxes
	a) Current period tax	79.57	58.25	165.82	95.76	297.95
	b) Deferred tax adjustment	(11.84)	(510.61)	(26.92)	(504.65)	(651.85)
8	Share of (profits)/losses of minority shareholders	(0.68)	(1.47)	(0.75)	(1.21)	(0.44)
9	Net Profit (5-6-7-8)	361.18	273.13	698.07	505.99	1,152.00
10	Paid-up equity share capital (face value Rs. 10/-)	613.36	612.55	613.36	612.55	612.66
11	Analytical ratios
	Earnings per share for the period (not Annualised for
	quarter/half year) (in Rs.)(Basic)	5.89	4.45	11.39	8.25	18.79
	Earnings per share for the period (not annualised for
	quarter/half year) (in Rs.)(Diluted)	5.87	4.45	11.35	8.25	18.77

ICICI BANK (Consolidated)-Segment information for the period ended September 30, 2003

(Rs. in crore)

		Quarter ended		Half year ended		Year ended
Sr. No.	Particulars	Sept. 30, 2003	Sept. 30, 2002	Sept. 30, 2003	Sept. 30, 2002	March 31, 2003

1	Segment Revenue
a	Consumer and commercial banking	2,405.21	2,276.86	4,829.86	4,603.51	9,413.25
b	Investment banking	1,025.30	1,922.13	1,891.45	2,797.17	4,283.30
c	Others	239.80	121.75	441.72	184.41	560.79
	Total	3,670.31	4,320.74	7,163.03	7,585.09	14,257.34
	Less: Inter segment revenue	(298.66)	(181.63)	(578.72)	(431.99)	(851.57)
	Income from Operations	3,371.65	4,139.11	6,584.31	7,153.10	13,405.77
2	Segmental results (i.e. Profit before tax & Provision)
a	Consumer and commercial banking	346.66	249.45	669.27	498.16	998.68
b	Investment banking	357.94	1,261.09	548.10	1,384.77	1,629.42
c	Others	(29.78)	(23.52)	(48.16)	(45.52)	(97.37)
	Total	674.82	1487.02	1,169.21	1,837.41	2,530.73
3	Provisions
a	Consumer and commercial banking	253.10	1,627.93	377.82	1,680.58	1,737.02
b	Investment banking	(13.85)	40.42	(52.24)	59.71	(4.39)
c	Others	--	(2.10)	--	0.02	--
	Total	239.25	1,666.25	325.58	1,740.31	1,732.63
4	Segment results (i.e. Profit before tax)
a	Consumer and commercial banking	93.56	(1,378.48)	291.45	(1,182.42)	(738.34)
b	Investment banking	371.79	1,220.67	600.34	1,325.06	1,633.81
c	Others	(29.78)	(21.42)	(48.16)	(45.54)	(97.37)
	Total profit before tax	435.57	(179.23)	843.63	97.10	798.10
	Unallocated expenses	6.66	--	6.66	--	--
	Tax	67.73	(452.36)	138.90	(408.89)	(353.90)
	Profit after tax	361.18	273.13	698.07	505.99	1,152.00
5	Capital employed (i.e. Segment assets - Segment liabilities
	excluding inter-segmental funds lent and borrowed)
a	Consumer and commercial banking	(16,712.36)	(11,751.53)	(16,712.36)	(11,751.53)	(11,323.90)
b	Investment banking	22,145.57	17,143.45	22,145.57	17,143.45	16,190.97
c	Others	336.89	204.86	336.89	204.86	230.45
	Total	5,770.10	5,596.78	5,770.10	5,596.78	5,097.52

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

News Release	October 31, 2003

Performance Review - Half-year ended September 30, 2003

The Board of Directors of ICICI Bank Limited (NYSE: IBN) at its meeting held at Mumbai today, approved the audited accounts of the Bank for the half-year ended September 30, 2003 (H1-2004). The Board also approved the audited consolidated accounts for the period.

Highlights

•	Profit after tax increased 41% to Rs. 402 crore (US$ 88 million) for the quarter ended September 30, 2003 (Q2-2004) from Rs. 285 crore (US$ 62 million) for the quarter ended September 30, 2002 (Q2-2003).

•	Net interest income increased 47% to Rs. 450 crore (US$ 98 million) for Q2-2004 from Rs. 307 crore (US$ 67 million) for Q2-2003.

•	Retail assets increased 110% to Rs. 25,205 crore (US$ 5.5 billion) at September 30, 2003 from Rs. 12,021 crore (US$ 2.6 billion) at September 30, 2002.

•	Net restructured loans declined 25% to Rs. 7,856 crore (US$ 1.7 billion) at September 30, 2003 from Rs. 10,491 crore (US$ 2.3 billion) at June 30, 2003.

Operating review

Retail credit growth

The Bank maintained its growth momentum in the retail segment, with retail assets increasing to Rs. 25,205 crore (US$ 5.5 billion) at September 30, 2003. The Bank’s net customer assets at September 30, 2003 were about Rs. 64,500 crore (US$ 14.1 billion). Retail assets constituted 39% of customer assets. While leveraging and enhancing its strong origination capabilities, the Bank continued to focus on securitisation of its customer assets. This has enabled the Bank to optimise resource and capital utilisation and diversify the composition of its asset portfolio. During H1-2004, the total sell-down/ securitisation of assets was about Rs. 5,300 crore (US$ 1.2 billion).

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Continuing shift towards more stable funding base

The Bank’s deposits increased 18% to Rs. 56,880 crore (US$ 12.4 billion) at September 30, 2003 from Rs. 48,169 crore (US$ 10.5 billion) at March 31, 2003, compared to the banking system’s deposit growth of about 6.7% during the same period. During H1-2004, the Bank repaid about Rs. 4,250 crore (US$ 927 billion) of erstwhile ICICI’s liabilities as they fell due in accordance with their terms of repayment. At September 30, 2003, deposits constituted 58% of the Bank’s funding compared to 42% at September 30, 2002. The Bank’s average cost of deposits for the quarter was 5.6%.

International initiatives

ICICI Bank has opened an offshore branch in Singapore, offshore banking unit in Mumbai and representative offices in Shanghai and the United Arab Emirates. The Bank’s subsidiary in Canada has been incorporated and its subsidiary in the United Kingdom is now operational. In October 2003, the Bank raised US$ 300 million through an issue of Eurobonds in the international markets, repayable at the end of five years.

Successful conclusion of Early Retirement Option

In Q2-2004, ICICI Bank offered an Early Retirement Option (ERO) to its employees, which was exercised by 1,495 employees. The total cost of the Option was Rs. 190 crore (US$ 43 million). Reserve Bank of India (RBI) has permitted the Bank to amortise the cost of the option over a period of five years, commencing from Q2-2004.

Significant progress in asset resolution

The Bank’s net restructured assets at September 30, 2003 were Rs. 7,856 crore (US$ 1.7 billion), a decline of Rs. 2,635 crore (US$ 574 million) since June 30, 2003. At September 30, 2003, the Bank’s net non-performing assets were Rs. 3,128 crore (US$ 681 million), constituting 4.8% of customer assets.

Stable capital position

ICICI Bank’s capital adequacy at September 30, 2003 was 11.15% (including Tier-1 capital adequacy of 7.07%), well above RBI’s requirement of 9.0%.

2

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Audited consolidated accounts

The consolidated profit after tax was Rs. 698 crore (US$ 152 million) in H1-2004 as compared to Rs. 506 crore (US$ 110 million) in H1-2003.

ICICI Securities’ profit after tax increased 113% to Rs. 96 crore (US$ 21 million) in H1-2004 from Rs. 45 crore (US$ 10 million) in H1-2003. ICICI Lombard General Insurance Company (ICICI Lombard) earned an underwriting profit and achieved a profit after tax of Rs. 9 crore (US$ 2 million) in H1-2004. ICICI Prudential Life Insurance Company (ICICI Prudential Life) continued to maintain its market leadership among private sector life insurance companies. Life insurance companies worldwide require five to seven years to achieve breakeven, in view of business set-up and customer acquisition costs in the initial years as well as reserving for actuarial liability. Faster-growing companies typically record higher losses in the initial years; the profit streams after breakeven is achieved are expected to be correspondingly higher. While the growing operations of ICICI Prudential Life had a negative impact of Rs. 63 crore (US$ 14 million) on the Bank’s reported consolidated profit after tax in H1-2004 on account of the above reasons, the company’s unaudited New Business Achieved Profit (NBAP) for H1-2004 was Rs. 62 crore (US$ 13 million), as compared to Rs. 71 crore (US$ 15 million) for the full year ended March 31, 2003 (FY2003). NBAP represents the present discounted value of future profit streams from new policies written by the company during the quarter, calculated on the basis of certain assumptions as to mortality and other parameters.

1 crore = 10.0 million
US$ amounts represent convenience translations at US$1= Rs. 45.87.

Except for the historical information contained herein, statements in this Release which contain words or phrases such as ‘will’, ‘would’, ‘indicating’, ‘expected to’ etc., and similar expressions or variations of such expressions may constitute ‘forward-looking statements’. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to our ability to successfully implement our strategy, future levels of non-performing loans, our growth and expansion in business, the adequacy of our allowance for credit losses, technological implementation and changes, the actual growth in demand for banking products and services, investment income, cash flow projections, our exposure to market risks as well as other risks detailed in the reports filed by us with the United States Securities and Exchange Commission. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

For further press queries please call Madhvendra Das at 91-22-2653 8252 or e-mail: madhvendra.das@icicibank.com.

For investor queries please call Rakesh Jha at 91-22-2653 6157 or Anindya Banerjee at 91-22-2653 7131 or email at ir@icicibank.com.

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 31, 2003

For ICICI Bank Limited

By:	/s/ Nilesh Trivedi
Name: Title:	Nilesh Trivedi Assistant Company Secretary